

November 16, 2011

<u>Via e-mail</u>
Mr. Xuelian Bian
CEO and President
Linkwell, Corporation
1104 Jiatang Road
Jiading District
Shanghai, China 201807

    Re: Linkwell Corporation
               Form 10-K filed March 31, 2011 for the year ended December 31, 2010
               Form 10-Q filed May 16, 2011 for the quarter ended March 31, 2011
               Form 10-Q filed August 15, 2011 for the quarter ended June 30, 2011
               File No. 0-24977

Dear Mr. Bian:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ John Cash

                             John Cash
                             Branch Chief